FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2015

Commission File Number: 001-12518

Banco Santander, S.A.
(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Material Fact dated January 8, 2015

MATERIAL FACT

Banco Santander, S.A. (“Banco Santander” or the “Bank”) communicates that its board of directors, in exercise of the authority delegated by the ordinary shareholder’s meeting held on March 28, 2014 under item nine of its agenda, has decided to carry out a capital increase by which the Bank expects to attract an amount of up to 7,500 million euros, through the issuance of up to 1,258,441,465 shares each with a par value of fifty euro cents (€0.50), of the same class and series as the shares currently outstanding and represented through book-entries (hereinafter, the “New Shares”), excluding pre-emption rights (hereinafter, the “Capital Increase”).

The issuance of the New Shares will be carried out at their par value of fifty euro cents (€0.50) per share plus a share premium that will be determined according to the result of the accelerated bookbuilding process.

1.	PURPOSE

The purpose of the Capital Increase is to strengthen the Bank’s level of regulatory capital and to anticipate the compliance with Basel III capital requirements that will only be enforceable from January 1, 2019, assuming their full application from this year (which is known as “fully loaded”). The Bank estimates that the Capital Increase will have a positive impact of 140 basis points on its common equity tier 1 (CET1) fully loaded ratio.

2.	BOOKBUILDING PROCESS

The Capital Increase will be carried out by means of an "Accelerated Bookbuilding Offering" procedure or “ABO”, exclusively among qualified investors. Therefore, the issuance of new shares does not constitute a public offer of securities.

To allow the placement of the New Shares of the Capital Increase through this process, the pre-emption rights of Banco Santander’s current shareholders are being waived. It is foreseen that this bookbuilding process will last up to 24 hours, notwithstanding that it could be extended.

Boadilla del Monte (Madrid), January 8, 2015

These materials do not constitute an offer to sell, or a solicitation of offers to purchase or subscribe for, securities in the United States. The securities referred to herein have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. There is no intention to register any portion of the offering in the United States or to conduct a public offering of securities in the United States. This document does not solicit money, securities or any other type of consideration and, if any money, securities or other type of consideration is sent in response hereto, it will not be accepted.

Forward-looking statements

This communication contains forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward looking statements may be identified by words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “will” or words of similar meaning and include, but are not limited to, statements about the expected changes in Banco Santander’s shareholder remuneration policy. These statements are based on management’s current expectations and are inherently subject to uncertainties and changes in circumstance. Banco Santander does not undertake any obligations to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors. Numerous factors, including those discussed in “Key Information—Risk Factors” in Banco Santander’s Annual Report on Form 20-F as well as in “Chapter 4—Risk Factors” in Banco Santander’s Share Registry Document (as annually filed with the Comisión Nacional del Mercado de Valores –CNMV–), could affect Banco Santander’s future results and could cause those results or other outcomes to differ materially from those anticipated in any forward-looking statement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date:	January 8, 2015	By:	/s/ José García Cantera
			Name:	José García Cantera
			Title:	Chief Financial Officer